File No. 333-228544
                                                                    CIK #1740630

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1939

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                            INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.          Attention: John M. Zerr, Esq.
200 Park Avenue                              11 Greenway Plaza
New York, New York  10166                    Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

    /X/ Check box if it is proposed that this filing will become effective immediately upon filing on January 25, 2019, pursuant to Rule 487.



American Infrastructure Growth Portfolio 2019-1

MLP & Income Portfolio 2019-1
--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1939, invests in a portfolio of securities. Of course, we cannot guarantee that a Portfolio will achieve its objective.


   With respect to the MLP & Income Portfolio an investment can be made in the underlying funds directly rather than through the Portfolio. These direct investments can be made without paying the Portfolio's sales charge, operating expenses and organization costs.







                                January 25, 2019


      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


INVESCO


American Infrastructure Growth Portfolio

   Investment Objective. The Portfolio seeks to provide above-average total return.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks and other equity securities of companies in industries that may benefit from increased levels of infrastructure investment in the United States. Invesco Capital Markets, Inc., the Sponsor, seeks to identify companies that are involved in America's movement towards energy independence, technology and communication growth, renewable energy and utility service modernization. The Sponsor believes that certain industries may have the potential to benefit from increased spending on infrastructure repair and growth in America, including the construction, engineering, utilities, renewable energy, energy pipeline and transportation, railroad, technology and telecommunication infrastructure industries.

   In selecting the securities for the Portfolio, the Sponsor considered companies with significant business activity in the United States market, and evaluated those companies based upon factors including forward earnings and cash-flow projections, recent earnings and free-cash-flow growth, industry and peer group analysis and market valuation levels.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o A security issuer may be unwilling or unable to declare dividends or make other distributions in the future, or may reduce the level of dividends declared. This may reduce the level of income certain of the Portfolio's securities pay which would reduce your income and may cause the value of your Units to fall.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.


     o The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio's investments.


     o The Portfolio invests in shares of REITs and other real estate companies. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate industry will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      As a % of
                                       Public     Amount
                                      Offering    Per 100
Sales Charge                            Price      Units
                                      ---------  ---------
Initial sales charge                    0.000%    $ 0.000
Deferred sales charge                   2.250      22.500
Creation and development fee            0.500       5.000
                                      ---------  ---------
Maximum sales charge                    2.750%    $27.500
                                      =========  =========

                                       As a %     Amount
                                       of Net     Per 100
                                       Assets      Units
                                      ---------  ---------

Estimated Organization Costs            0.673%     $6.500
                                      =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses    0.310%     $2.995
Supervisory, bookkeeping
  and administrative fees               0.057       0.550
                                      ---------  ---------
Total                                   0.367%     $3.545*
                                      =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year      $     375
3 years           808
5 years         1,266
10 years        2,306


-------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from May 10, 2019 through October 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                         Essential Information

Unit Price at Initial Date of Deposit                           $10.0000


Initial Date of Deposit                                 January 25, 2019

Mandatory Termination Date                              January 22, 2021

Historical Annual Distributions1,2                     $0.22478 per Unit

Record Dates1,2                                   10th day of each month

Distribution Dates1,2                             25th day of each month

CUSIP Numbers                                          Cash -- 46143A223
                                                   Reinvest -- 46143A231
                                             Fee Based Cash -- 46143A249
                                         Fee Based Reinvest -- 46143A256
--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."

2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least $0.01 per Unit. Based on the foregoing, it is currently estimated that the initial distribution will occur in March 2019.

American Infrastructure Growth Portfolio 2019-1
Portfolio
------------------------------------------------------------------------------------------
                                                                   Current   Cost of
Number                                               Market Value Dividend   Securities to
of Shares   Name of Issuer (1)                       per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------
            COMMON STOCKS - 88.08%
            Consumer Discretionary - 3.98%
          6  Amazon.com, Inc.                        $   1,654.930    0.00%  $    9,929.58
            Energy - 3.99%
        571  Kinder Morgan, Inc.                            17.480    4.58        9,981.08
            Industrials - 24.04%
        332  AECOM                                          30.010    0.00        9,963.32
        153  CSX Corporation                                65.050    1.35        9,952.65
        225  MasTec, Inc.                                   44.650    0.00       10,046.25
        297  Quanta Services, Inc.                          33.640    0.00        9,991.08
         63  Union Pacific Corporation                     160.340    2.00       10,101.42
         81  United Rentals, Inc.                          123.320    0.00        9,988.92
            Information Technology - 19.99%
        105  Analog Devices, Inc.                           94.750    2.03        9,948.75
         38  Broadcom, Inc.                                263.550    4.02       10,014.90
        219  Cisco Systems, Inc.                            45.610    2.89        9,988.59
        201  Intel Corporation                              49.760    2.41       10,001.76
         94  Microsoft Corporation                         106.200    1.73        9,982.80
            Materials - 8.00%
        150  Eagle Materials, Inc.                          66.550    0.60        9,982.50
        100  Vulcan Materials Company                      100.040    1.12       10,004.00
            Real Estate - 20.03%
         61  American Tower Corporation                    165.650    2.03       10,104.65
         89  Crown Castle International Corporation        111.910    4.02        9,959.99
        199  CyrusOne, Inc.                                 50.240    3.66        9,997.76
         27  Equinix, Inc.                                 371.280    2.46       10,024.56
        154  Prologis, Inc.                                 64.730    2.97        9,968.42
            Utilities - 8.05%
        145  Dominion Energy, Inc.                          69.130    4.83       10,023.85
         56  NextEra Energy, Inc.                          180.280    2.46       10,095.68
            MASTER LIMITED PARTNERSHIPS (4) -11.92 %
        698  Energy Transfer, L.P.                          14.120    8.64        9,855.76
        365  Enterprise Products Partners, L.P.             27.350    6.36        9,982.75
        297  MPLX, L.P.                                     33.510    7.61        9,952.47
-----------                                                                  -------------
      4,726                                                                  $  249,843.49
===========                                                                  =============

See "Notes to Portfolios".


MLP & Income Portfolio

   Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of common stocks of master limited partnerships ("MLPs"), similar energy and energy-infrastructure companies and closed-end investment companies ("closed-end funds") that invest in common stocks of MLPs or similar energy and energy-infrastructure companies.

   In selecting the Portfolio, Invesco Capital Markets, Inc., the Sponsor, sought to include MLPs with business operations predominantly within the United States that are primarily engaged in the logistical transportation and/or storage of oil, natural gas, or other natural resources. The MLPs were selected based on factors including cash-flow analysis, distribution level, including distribution sustainability and growth, relative valuation, volatility and overall risk profile. The Sponsor may also include common stocks of energy and energy-infrastructure companies based on factors similar to those used to select the MLPs.

   In selecting the closed-end funds for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive income opportunities. In addition, the Sponsor assembled the final portfolio based on consideration of factors including, but not limited to:

     o Manager Performance -- Performance relative to its benchmark and peer group

     o Valuation -- Premium/Discount to net asset value relative to itself and its peer group

     o    Dividend -- Current dividend level and sustainability

     o    Diversification -- Analysis of asset class mix

     o    Credit Quality -- Analysis of fixed income holdings

     o    Liquidity -- Analysis of fund trading volume


   Approximately 71% of the Portfolio consists of funds that are classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o A security issuer may be unable to issue distributions, or to make payments of interest, dividends or principal in the future. This may reduce the level of income certain of the Portfolio's securities pay which would reduce your income and may cause the value of your Units to fall.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.


     o The Portfolio and each of the closed-end funds in the Portfolio invest in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio's investments.


     o Primarily through its investment in MLPs, the Portfolio is concentrated in securities issued by companies in the energy sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o Certain of the closed-end funds may invest in securities rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      As a % of
                                       Public     Amount
                                      Offering    Per 100
Sales Charge                            Price      Units
                                      ---------  ---------
Initial sales charge                    0.000%    $ 0.000
Deferred sales charge                   2.250      22.500
Creation and development fee            0.500       5.000
                                      ---------  ---------
Maximum sales charge                    2.750%    $27.500
                                      =========  =========

                                       As a %     Amount
                                       of Net     Per 100
                                       Assets      Units
                                      ---------  ---------

Estimated Organization Costs            0.673%    $ 6.500
                                      =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses    0.515%    $ 4.978
Supervisory fee, bookkeeping
  and administrative fees               0.057       0.550
Underlying fund expenses                2.426      23.438
                                      ---------  ---------
Total                                   2.998%    $28.966*
                                      =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year      $     630
3 years         1,547
5 years         2,467
10 years        4,604


--------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from May 10, 2019 through October 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------
                          Essential Information

Unit Price at Initial Date of Deposit                             $10.0000


Initial Date of Deposit                                   January 25, 2019

Mandatory Termination Date                                January 22, 2021

Historical Annual Distributions1                         $0.92455 per Unit

Record Dates                                     10th day of February 2019
                                                 and each month thereafter

Distribution Dates                               25th day of February 2019
                                                 and each month thereafter

CUSIP Numbers                                            Cash -- 46143A264
                                                     Reinvest -- 46143A272
                                               Fee Based Cash -- 46143A280
                                           Fee Based Reinvest -- 46143A298
--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."

MLP & Income Portfolio 2019-1
Portfolio
------------------------------------------------------------------------------------------------------
                                                                               Current   Cost of
Number                                                           Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                                   per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------------------------
            CLOSED-END FUNDS - 77.03%
        961  ClearBridge Energy Midstream Opportunity Fund, Inc. $    9.240      13.85%  $    8,879.64
        733  ClearBridge MLP and Midstream Fund, Inc.                12.090      11.75        8,861.97
      1,013  Cohen & Steers MLP Income and Energy Opportunity
               Fund, Inc.                                             8.800      10.50        8,914.40
        924  Cushing MLP & Infrastructure Total Return Fund           9.750      11.11        9,009.00
        657  Cushing Renaissance Fund                                15.950      10.28       10,479.15
      1,860  Duff & Phelps Select MLP and Midstream Energy
               Fund, Inc.                                             4.780      12.55        8,890.80
        284  First Trust Energy Income and Growth Fund               20.910      11.10        5,938.44
        702  First Trust Energy Infrastructure Fund                  14.880       8.87       10,445.76
        790  First Trust MLP and Energy Income Fund                  11.300      10.62        8,927.00
        685  First Trust New Opportunities MLP & Energy Fund          8.660      10.39        5,932.10
        387  Kayne Anderson MLP/Midstream Investment Company         15.300       9.41        5,921.10
        655  Nuveen Energy MLP Total Return Fund                      9.020      11.09        5,908.10
        426  Tortoise Midstream Energy Fund, Inc.                    13.970      12.10        5,951.22
        707  Tortoise Pipeline & Energy Fund, Inc.                   14.800      11.01       10,463.60
            MASTER LIMITED PARTNERSHIPS (4) - 20.97%
        313  Energy Transfer, L.P.                                   14.120       8.64        4,419.56
        163  Enterprise Products Partners, L.P.                      27.350       6.36        4,458.05
         98  EQT Midstream Partners, L.P.                            45.490       9.94        4,458.02
         48  Magellan Midstream Partners, L.P.                       61.860       6.32        2,969.28
        133  MPLX, L.P.                                              33.510       7.61        4,456.83
         60  Phillips 66 Partners, L.P.                              49.160       6.44        2,949.60
        128  Plains All American Pipeline, L.P.                      23.300       5.15        2,982.40
        145  Western Gas Equity Partners, L.P.                       30.900       7.80        4,480.50
            COMMON STOCK - 2.00%
        170  Kinder Morgan, Inc.                                     17.480       4.58        2,971.60
-----------                                                                              -------------
     12,042                                                                              $  148,668.12
===========                                                                              =============

See "Notes to Portfolios".

Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on January 24, 2019 and have a settlement date of January 28, 2019 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolios' investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                                         Profit
                                                                         Cost to        (Loss) To
                                                                         Sponsor         Sponsor
                                                                      -------------   -------------

     American Infrastructure Growth Portfolio                         $    249,938    $      (95)
     MLP & Income Portfolio                                           $    148,909    $     (241)

     "+"  indicates that the security was issued by a foreign company.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends or distributions per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends or distributions per share are calculated by annualizing the most recently declared regular dividends (or issued distributions) or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends or issued distribution amounts in order for the Current Dividend Yield to be more reflective of recent historical dividend or distribution rates.

(4) Each of these securities is classified as an MLP and is expected to be treated as a "qualified publicly traded partnership" for federal tax purposes. See "Portfolio Administration" regarding the Portfolio's limitation with investments in these securities.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 1939:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of American Infrastructure Growth Portfolio 2019-1 and MLP & Income Portfolio 2019-1 (included in Invesco Unit Trusts, Series 1939 (the "Trust")) as of January 25, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of January 25, 2019, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of January 25, 2019 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   January 25, 2019


                                               STATEMENTS OF CONDITION
                                               As of January 25, 2019

                                                                                 American
                                                                              Infrastructure          MLP
                                                                                  Growth            & Income
INVESTMENT IN SECURITIES                                                         Portfolio          Portfolio
                                                                             -----------------  -----------------
Contracts to purchase Securities (1)                                         $         249,843  $         148,668
                                                                             -----------------  -----------------
     Total                                                                   $         249,843  $         148,668
                                                                             =================  =================
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                  $           1,624  $             966
     Deferred sales charge liability (3)                                                 5,622              3,345
     Creation and development fee liability (4)                                          1,249                743
Interest of Unitholders--
     Cost to investors (5)                                                             249,843            148,668
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                                        8,495              5,054
                                                                             -----------------  -----------------
          Net interest to Unitholders (5)                                              241,348            143,614
                                                                             -----------------  -----------------
     Total                                                                   $         249,843  $         148,668
                                                                             =================  =================
Units outstanding                                                                       24,985             14,867
                                                                             =================  =================
Net asset value per Unit                                                     $           9.660  $           9.660
                                                                             =================  =================


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
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   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolios" and any additional securities deposited into the Portfolios.

   Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.


   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the per Unit amount of historical annual distributions will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.


   Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After the initial selection date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS
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   The MLP & Income Portfolio invests significantly in closed-end funds. Closed-end funds are a type of investment company that hold an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the MLP & Income Portfolio all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

   Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

   Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

   The closed-end funds included in the MLP & Income Portfolio may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

   Due to the level of their investments in Master Limited Partnerships ("MLPs"), certain of the closed-end funds in the MLP & Income Portfolio are classified for federal income tax purposes as taxable regular corporations or so-called Subchapter "C" corporations ("C" corporations). Generally, "C" corporations in your Portfolio accrue a deferred tax liability for future tax liabilities associated with its investments in MLPs. A "C" corporation's accrued deferred tax liability, if any, may be reflected in its net asset value per share. Any such deferred tax liability may vary greatly from year to year depending on the nature of the "C" corporation's investment holdings, the performance of those investments and general market conditions. Actual deferred income tax expense, if any, is incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the "C" corporation's assets and other factors.

   Certain of the funds in the MLP & Income Portfolio may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

   Only the Trustee may vote the shares of the closed-end funds held in the MLP & Income Portfolio. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Portfolio Administration--Portfolio Administration."

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio and the underlying securities in the portfolios of the underlying funds in the MLP & Income Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in the MLP & Income Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Interest Rate Risk. This is the risk that any fixed income securities held by a closed-end fund in the MLP & Income Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Fixed income securities held indirectly (through closed-end funds) by the MLP & Income Portfolio with longer periods before maturity are often more sensitive to interest rate changes. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on preferred and fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units.

   Dividend, Credit and Distribution Payment Risk. Dividend, credit and distribution payment risk is the risk that an issuer of a security in your Portfolio is unable or unwilling to make dividend, interest and/or principal payments, or issue distributions. Stocks represent ownership interests in the issuers and are not obligations of the issuers. The MLPs in your Portfolio issue periodic distributions and do not declare dividends, as discussed below in "Master Limited Partnership Risk". Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends or distributions received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Closed-End Funds. The MLP & Income Portfolio invests in shares of closed-end funds. You should understand the preceding section titled "Closed-End Funds" before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. All funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding funds or their underlying investments change. The Portfolios and any underlying funds have operating expenses. You will bear not only your share of your Portfolio's expenses, but also the expenses of any underlying funds. By investing in other funds, the MLP & Income Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

   Master Limited Partnership Risk. The Portfolios, and each of the closed-end funds in the MLP & Income Portfolio, invest in MLPs. MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

   Currently, most MLPs operate in the energy sector, with a particular emphasis on the midstream sector of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated sectors in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.


   There are certain tax risks associated with MLPs to which your Portfolio may be exposed, including the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your Portfolio's investments.


   High-Yield Security Risk. Certain of the securities held by the underlying funds in the MLP & Income Portfolio may be high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

   High-yield or "junk" securities, the generic names for securities rated below "BBB-" by Standard & Poor's or "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB- or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

   The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

   Industry Risks. Your Portfolio invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled "The Portfolios". As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under "Portfolio Administration", the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio's assets) in securities of a particular type, industry and/or geographic region described in this section.


   Industrials Issuers. The American Infrastructure Growth Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Information Technology Issuers. The American Infrastructure Growth Portfolio invests significantly in information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions.

   Companies in this sector face risks from rapid changes in technology, competition, dependence on certain suppliers and supplies, rapid obsolescence of products or services, patent termination, frequent new products and government regulation. These companies can also be adversely affected by interruption or reduction in supply of components or loss of key customers and failure to comply with certain industry standards.

   An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Information technology companies may also be smaller and/or less experienced companies with limited product lines, markets or resources. Stocks of some Internet companies have high price-to-earnings ratios with little or no earnings histories. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   Real Estate Companies. The American Infrastructure Growth Portfolio invests significantly in real estate investment companies which consist primarily of real estate investment trusts ("REITs"), and, to a lesser extent, real estate investment companies ("REOCs") (collectively "real estate companies"). You should understand the risks of real estate companies before you invest. Many factors can have an adverse impact on the performance of a particular real estate company, including its cash available for distribution, the credit quality of a particular real estate company or the real estate industry generally. The success of real estate companies depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    possible lack of availability of mortgage funds,

     o    the financial health of tenants,

     o    over-building and increased competition for tenants,

     o    over-supply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires securities at or near the top of the cycle, there is increased risk of a decline in value of the securities during the life of your Portfolio.

   Real estate companies are also subject to defaults by borrowers and the market's perception of the real estate industry generally.

   Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, real estate companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Transportation Issuers. The American Infrastructure Growth Portfolio invests significantly in transportation companies. The transportation companies may include airlines, railroads, trucking companies, courier services and manufacturers of aircraft, motor vehicles and space vehicles and parts and equipment for these vehicles. The stock prices of companies in the transportation sector are affected by both supply and demand for their specific product or service for that sector. Government regulation, world events and economic conditions may affect the performance of companies in the transportation sector. Furthermore, the transportation industry is particularly affected by changing weather conditions and other natural disasters. The success of companies in the transportation sector may depend heavily on consumer spending and disposable household income. Consumer perceptions of travel safety and costs, preferences and spending patterns may also affect companies in the transportation industry. Companies in the transportation sector may be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Companies in the transportation sector may be adversely affected by depletion of resources, technology developments, labor relations, fluctuating component prices, inflation, insurance costs, security and government regulations.

   Government authorities impose a variety of regulations on transportation companies. These regulations address issues such as driver/pilot qualifications, safety standards, rates, routes and vehicle maintenance and operational standards. Any change or increase in regulations could negatively impact the operating results of these companies. As many governments increasingly focus on environmental issues, transportation companies could also face increased costs associated with complying with reduced emissions requirements or environmental cleanup. On the other hand, any future deregulation could result in increased competition which could limit profitability within the industry. The trend in the United States has been to deregulate the transportation industry, which could have a favorable long-term effect, but future government decisions could adversely affect transportation companies.

   The earnings of transportation companies are highly dependent on the price and availability of fuel. Oil prices are generally subject to volatile fluctuations, and there is considerable uncertainty as to the level of oil prices in the future. A significant increase in the price of fuel could negatively impact these companies. While falling oil prices give consumers an impetus for additional spending, including air travel and increases the chances for industry profitability, higher oil prices could lead to further shifts in consumer expenditures away from travel, dampening a recovery in transport demand. Transportation companies can face significant liabilities resulting from accidents which injure passengers or damage cargo or other property. While companies may be insured against these liabilities, any accident could have a significantly negative impact on a company. Many transportation companies have been subject to seasonal trends due to customer demands. These companies may exhibit especially strong results during certain seasons of the year but may exhibit especially weak results during others. In addition, the United States government is a significant customer of many aerospace companies. As a result, these companies may be particularly dependent on Congressional appropriations, administrative allotment of funds and changes in government policies that may reflect military and political developments. The transportation industry, particularly the airline industry, may be significantly affected by terrorist attacks such as those that occurred on September 11, 2001. It is impossible to predict the impact that any terrorist attacks could have on the transportation industry.

   Utility Issuers. The American Infrastructure Growth Portfolio invests significantly in the utility industry. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o    the effects of unusual, unexpected or abnormal local weather;

     o maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities;

     o    increased competition; and

     o    international politics.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.

   Utility companies are subject to extensive regulation at the federal and state levels in the United States. Utility companies that are organized or operate in other countries may be subject to similar regulation. For example, at the federal level in the United States, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission ("SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some utility companies, however, may be forced to defend their core business and may become less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends. Mergers in the utility industry may require approval from various regulatory agencies, including the FERC, the FTC, and the SEC in the United States. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

   Water Utility & Infrastructure and Industrials Issuers. The American Infrastructure Growth Portfolio invests significantly in water utility and infrastructure stocks, including industrials companies. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

   General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Certain industrials companies may be influenced by decreased demand for new equipment, order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes, changes in government budget priorities, changes in equipment-leasing contracts and cutbacks in general.

   Energy Issuers. Your Portfolio is exposed to companies in the energy sector through direct or indirect (through closed-end funds) investment in MLPs. Energy companies can be significantly impacted by fluctuations in the prices of energy fuels, such as crude oil, natural gas, and other fossil fuels. Extended periods of low energy fuel prices can have a material adverse impact on an energy company's financial condition and results of operations. The prices of energy fuels can be materially impacted by general economic conditions, demand for energy fuels, industry inventory levels, production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related disruptions and damage, competing fuel prices, and geopolitical risks. Recently, the price of crude oil, natural gas and other fossil fuels has declined substantially and experienced significant volatility, which has adversely impacted energy companies and their stock prices and dividends. The price of energy fuels may decline further and have further adverse effects on energy companies. Some energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable.

   The energy industry also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations may increase costs and limit production and usage of certain fuels. Additionally, governments have been increasing their attention to issues related to greenhouse gas ("GHG") emissions and climate change, and regulatory measures to limit or reduce GHG emissions are currently in various stages of discussion or implementation. GHG emissions-related regulations could substantially harm energy companies, including by reducing the demand for energy fuels and increasing compliance costs. Energy companies also face risks related to political conditions in oil producing regions (such as the Middle East). Political instability or war in these regions could negatively impact energy companies. The operations of energy companies can be disrupted by natural or human factors beyond the control of the energy company. These include hurricanes, floods, severe storms, and other weather events, civil unrest, accidents, war, earthquakes, fire, political events, systems failures, and terrorist attacks, any of which could result in suspension of operations. Energy companies also face certain hazards inherent to operating in their industry, such as accidental releases of energy fuels or other hazardous materials, explosions, and mechanical failures, which can result in environmental damage, loss of life, loss of revenues, legal liability and/or disruption of operations.

   Tax and Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of your Portfolio by changing the taxation or tax characterizations of its portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. In December 2017, Congress passed, and the President signed, significant tax legislation, much of which became effective in 2018. No one can predict whether any other legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on your Portfolio or its portfolio securities, or on the tax treatment of your Portfolio or of your investment in your Portfolio.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit (2.828% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                Volume Concession
                            --------------------------
      Total Sales           Equity Trust  Fixed Income
      (in millions)             Units     Trust Units
------------------------------------------------------
$25 but less than $100          0.035%       0.035%
$100 but less than $150         0.050        0.050
$150 but less than $250         0.075        0.075
$250 but less than $1,000       0.100        0.100
$1,000 but less than $5,000     0.125        0.100
$5,000 but less than $7,500     0.150        0.100
$7,500 or more                  0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends, interest and all other distributions of income received (for the MLP & Income Portfolio, pro rated on an annual basis), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". Distributions made by any closed-end funds, REITs or MLPs in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends, interest and other distributions of income received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   With respect to the MLP & Income Portfolio, the income distribution to the Unitholders of the Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder's pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by the Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.


   Historical and Estimated Distributions. The historical annual income per Unit, and estimated initial distribution per Unit (if any), may be shown under "Essential Information." These figures are based on distribution data from the 12 month period preceding the Initial Date of Deposit. Generally, these figures are based upon several recently declared dividends or distributions within the preceding 12 month period, as well as interim and final dividends or distributions of foreign issuers (accounting for any foreign withholding taxes or additional declared distributions). With respect to the issuers Portfolio, these figures are typically based upon the most recent ordinary dividend, which is annualized. However, neither the common stocks, the issuers of any securities in the underlying funds in the MLP & Income Portfolio, nor the issuers of the closed-end funds in The MLP & Income Portfolio, do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio's life. The actual net annual income distributions you receive will vary from the historical annual distribution amount due to changes in dividends and distribution amounts paid by the issuers; currency fluctuations; the sale of Securities to pay any deferred sales charge; Portfolio fees and expenses; and with changes in your Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.


   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of a Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or
(2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   Due to its investments in MLPs that are considered to be "qualified publicly traded partnerships" your Portfolio is subject to certain limitations to maintain qualification as a regulated investment company. One such limitation is that, generally, at the close of each quarter of each taxable year, not more than 25 percent of the value of your Portfolio's assets may be invested in the securities of qualified publicly traded partnerships and certain other assets. The percentage of assets in a Portfolio invested in securities of qualified publicly traded partnerships as of the Initial Date of Deposit is presented in "Notes to Portfolios". If the portion of the qualified publicly traded partnerships exceeds 25% of the Portfolio following the Initial Date of Deposit, the Portfolio may need to sell securities or stop purchasing additional units of the qualified publicly traded partnerships which would alter the composition and diversity of the securities in the Portfolio.

   The Trust Agreement requires the Trustee to vote all shares of the closed-end funds held in the MLP & Income Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio. The Sponsor will instruct the Trustee how to vote the securities held in your Portfolio. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, with respect to the closed-end funds held in the MLP & Income Portfolio, if the Trustee sells securities to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2018, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,370,133.93 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $888.2 billion as of December 31, 2018.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in a Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in a Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.


   Distributions. Portfolio distributions are generally taxable to you. However, investments in MLPs may lead to a significant portion of your distributions qualifying as returns of capital in some years. Such returns of capital would lower your tax basis in your Units. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.


   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.


   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.


   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation, effective in 2018, has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that the Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from a Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.


   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations, if finalized in their proposed form, would eliminate FATCA withholding on such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.


   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year.

   Fund Expenses. The MLP & Income Portfolio will also bear the expenses of the underlying funds. While the MLP & Income Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in the MLP & Income Portfolio's "Estimated Annual Expenses" in the "Fee Table" to illustrate the impact of these expenses. This estimate is based upon each underlying fund's annual operating expenses for the most recent fiscal year. Each underlying fund's annual operating expense amount is subject to change in the future.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TABLE OF CONTENTS
-------------------------------------------------
   Title                                     Page
   -----                                     ----

   American Infrastructure Growth Portfolio     2
   MLP & Income Portfolio                       6
   Notes to Portfolios                         10
   Report of Independent Registered
     Public Accounting Firm                    11
   Statements of Condition                     12
   The Portfolios                             A-1
   Objectives and Securities Selection        A-2
   Closed-End Funds                           A-2
   Risk Factors                               A-3
   Public Offering                           A-10
   Retirement Accounts                       A-15
   Fee Accounts                              A-15
   Rights of Unitholders                     A-15
   Portfolio Administration                  A-19
   Taxation                                  A-22
   Portfolio Operating Expenses              A-24
   Other Matters                             A-25
   Additional Information                    A-26


--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1939

                                   PROSPECTUS
                               ------------------
                                January 25, 2019


                            American Infrastructure
                            Growth Portfolio 2019-1

                         MLP & Income Portfolio 2019-1




              Please retain this prospectus for future reference.


INVESCO


                             Information Supplement



American Infrastructure Growth Portfolio 2019-1

MLP & Income Portfolio 2019-1

--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                               Table of Contents

                                                        Page
                 Risk Factors                              2
                 Sponsor Information                       7
                 Trustee Information                       8
                 Taxation                                  8
                 Portfolio Termination                    10





INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolios invest in common stocks, you should understand the risks of investing in these securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in your Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell Portfolio securities in response to market fluctuations as is common in managed investments.

   Dividends. Stocks and shares of closed-end funds represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Closed-End Funds. Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the MLP & Income Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by your Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the MLP & Income Portfolio since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by your Portfolio are repurchased by a fund, the Portfolio's position in that fund will be reduced and the cash will be distributed.

   The MLP & Income Portfolio is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that your Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

   Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

   In limited cases certain closed-end funds may employ an investment strategy which includes derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

   An exclusion has been claimed for the MLP & Income Portfolio from the definition of the term "commodity pool operator" under the Commodity Exchange Act ("CEA") and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

   Utility Issuers. An investment in Units of the American Infrastructure Growth Portfolio should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, unusual, unexpected or normal weather and its effects, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand for products or technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable.

   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. In the past, nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to obtain financing, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

   Real Estate Investment Trusts. The American Infrastructure Growth Portfolio invests in real estate investment trusts ("REITs"), domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of the Portfolio's investments in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    over-building,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae or Freddie Mac,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.

   Energy Issuers. An investment in Units of the Portfolios should be made with an understanding of the problems and risks inherent in the energy industry in general.

   Energy companies are subject to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the energy sector. The prices of the securities of energy companies may fluctuate widely due to changes in value and dividend yield, which depend largely on the price and supply of energy fuels, international political events relating to oil producing countries, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies.

   Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   In addition, energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies.

   Liquidity. Whether or not the securities in a Portfolio are listed on a stock exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because a Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the securities in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. If applicable, the Trustee will vote any underlying funds in the same general proportion as shares held by other shareholders. The Sponsor will instruct the Trustee how to vote the securities. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2018, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,370,133.93 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $888.2 billion as of December 31, 2018. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review and has not yet reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

   The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   Your Portfolio plans to invest, within the limits described above, in publicly traded partnerships that qualify for treatment essentially as corporate stock. It is possible that such a publicly traded partnership will fail to so qualify, in which case your Portfolio would treat its investment on a flow-through, rather than dividend equivalent, basis, which could have adverse effects on your Portfolio's ability to qualify as a regulated investment company in any year. Your Portfolio will attempt to monitor such investments with these tax considerations in mind.

   As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of a Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP1939




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1939, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1939 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 25th day of January, 2019.

                                                INVESCO UNIT TRUSTS, SERIES 1939

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 25, 2019, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                 Director and Co-President

M. Kevin Cronin                Director and Co-President

Mark W. Gregson                Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                             (Attorney-in-fact*)

------------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.